UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Optimal Group Inc.
(Name of Subject Company)

Optimal Group Inc.
(Name of Person(s) Filing Statement)

Class “A” shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Leon P. Garfinkle
Senior Vice—President, General Counsel and Secretary
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)

Copies to:

Warren M. Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, Québec H3B 3V2 (514) 397-3000	Jason J. Comerford, Esq. Osler, Hoskin & Harcourt LLP 620 8th Avenue, 36th Floor New York, New York 10036 (212) 867-5800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 14D-9 Solicitation / Recommendation Statement (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 on behalf of Optimal Group Inc. (the “Company”), a company organized under the laws of Canada, and relates to the offer made by 7293411 Canada Inc. (the “Offeror”), a corporation established by Mr. Richard Yanofsky, President of WowWee Canada Inc., disclosed in the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO filed with the SEC on March 31, 2010, as amended and supplemented by Amendment No. 1 thereto filed on April 6, 2010 and Amendment No. 2 thereto filed on May 6, 2010 (the “Schedule TO”) on behalf of the Offeror, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and Peter Yanofsky (together, the “Bidders”) in connection with the Offeror’s offer to purchase all of the outstanding Class “A” shares of the Company (the “Shares”) not currently owned by the Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of US$2.40 per Share, subject to the terms and conditions set forth in the Offer to Purchase dated March 31, 2010, as amended and restated on May 6, 2010 (the “Amended Offer to Purchase”), which is incorporated by reference into the Schedule TO. In addition, on April 6, 2010, the Company filed a Schedule 13E-3 Transaction Statement with the SEC separately from the Schedule TO filed on March 31, 2010 so as to clarify that the Company is a filing person for the purposes of Schedule 13E-3 only, and not Schedule TO.
Pursuant to Instruction D of Schedule 14D-9, the Schedule 14D-9 incorporates by reference the Directors’ Circular dated March 31, 2010, which is Exhibit (a)(1) hereof (the “Directors’ Circular”). The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.
All information contained in, or incorporated by reference into, this Amendment concerning each of Holden L. Ostrin, Neil S. Wechsler, Gary S. Wechsler and the Bidders was supplied by such person, and the Company takes no responsibility for the accuracy or completeness of such information as it relates to such other persons.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the Amended Offer to Purchase under the caption “Background to the Offer” is incorporated herein by reference.
The subsection of the Directors’ Circular entitled “Support Agreement — Termination Payment” is hereby amended by replacing the only paragraph of the subsection on page 31 with the following:
“Optimal has agreed to pay the Offeror the Termination Payment of $500,000 if (i) the Support Agreement is terminated by the Offeror pursuant to paragraph (g) set out under the heading “Termination” above, (ii) the Support Agreement is terminated by Optimal pursuant to paragraph (h) set out under the heading “Termination” above, or (iii) an Acquisition Proposal shall have been made to the Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal and after such Acquisition Proposal shall have been made known, made or announced and not withdrawn, (a) fewer than 66 2/3% of the Shares shall have been deposited to the Offer and not withdrawn at the Expiry Date and (b) all other conditions to the Offer were satisfied at the Expiry Time, and (c) such Acquisition Proposal is completed within six months from the date of termination of the Offer.”
The section of the Directors’ Circular entitled “Support Agreement” is hereby amended by replacing the second paragraph of the section on page 27 with the following:
“The following is a summary of the material provisions of the Support Agreement. A copy of the Support Agreement has been filed with the Canadian securities authorities on SEDAR at www.sedar.com and with the SEC, as an exhibit to the Schedule 13E-3 and the Schedule 14D-9, at www.sec.gov/edgar. All capitalized terms used in this summary and not otherwise defined in this Directors’ Circular have the meanings ascribed to them in the Support Agreement.”

The subsection of the Directors’ Circular entitled “Relationship between the Offeror and Directors and Officers of Optimal — Settlement Agreement” is hereby amended by replacing the first paragraph of the subsection on page 32 with the following:
“The following is a summary of the material provisions of the Settlement Agreement. A copy of the Settlement Agreement has been filed with the Canadian securities authorities on SEDAR at www.sedar.com and with the SEC, as an exhibit to the Schedule 13E-3 and the Schedule 14D-9, at www.sec.gov/edgar. All capitalized terms used in this section and not otherwise defined in this Directors’ Circular have the meanings ascribed to them in the Settlement Agreement.”
The section of the Directors’ Circular entitled “Arrangements between Optimal and Directors and Officers of Optimal” is hereby amended by replacing the first paragraph of the section on page 34 with the following:
“The following is a summary of the material provisions of the Employment Agreements. Other than the Employment Agreements and the Settlement Agreement to which the Corporation has intervened, there is no agreement, commitment or understanding made or proposed to be made between Optimal and any of the directors or officers of Optimal pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or for their remaining in, or retiring from, office if the Offer is successful. Capitalized terms used in this section that are not defined in the Glossary have the meanings given to such terms in the Settlement Agreement.”
The subsection of the Directors’ Circular entitled “Arrangements between the Offeror and Security Holders of Optimal — Joint Bid Agreement” is hereby amended by replacing the first paragraph of the subsection on page 35 with the following:
“The following is a summary of the material provisions of the Joint Bid Agreement. A copy of the Joint Bid Agreement has been filed with the Canadian securities authorities on SEDAR at www.sedar.com and with the SEC, as an exhibit to the Schedule 13E-3 and the Schedule 14D-9, at www.sec.gov/edgar.”
The subsection of the Directors’ Circular entitled “Arrangements between the Offeror and Security Holders of Optimal — Loan Agreement and Escrow Agreement” is hereby amended by replacing the first paragraph of the subsection on page 36 with the following:
“The following is a summary of the material provisions of the Loan Agreement and the Escrow Agreement. A copy of the Loan Agreement has been filed with the SEC, as an exhibit to the Schedule 13E-3, at www.sec.gov/edgar.”
The section of the Directors’ Circular entitled “Interests of Directors, Executive Officers and Others in the Transaction” is hereby amended and supplemented by adding the following new statements after the second paragraph of the section on page 15:
“Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Richard Yanofsky, Peter Yanofsky and Eric Lau Tung Ching will each have an indirect equity stake in Optimal of approximately 16.66%, while Francis Choi will have an indirect equity stake in Optimal of 50%.

Pursuant to the Settlement Agreement and in lieu of receiving certain severance payments, Neil S. Wechsler, Holden L. Ostrin, and Gary S. Wechsler will each have an equity stake of approximately 33.33% in OMSI, which is now primarily considered discontinued operations with the exception of a portfolio of small and medium-sized retail point-of-sale merchant processing. OMSI also holds a balance of sale from the disposition in 2009 of a stream of residual payments under a card-present merchant portfolio.”
Item 4. The Solicitation or Recommendation.
The information set forth in the Amended Offer to Purchase under the caption “Background to the Offer” is incorporated herein by reference.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
The information set forth in the Amended Offer to Purchase under the caption “Background to the Offer” is incorporated herein by reference.
Item 8. Additional Information.
The section of the Directors’ Circular entitled “Notice to Shareholders in the United States” is hereby amended by replacing the last two sentences of the first paragraph of the section on page i with the following:
“In connection with this transaction, the Offeror, Mr. Richard Yanofsky, Mr. Peter Yanofsky, Mr. Eric Lau Tung Ching and Mr. Francis Choi have filed with the United States Securities and Exchange Commission (the “SEC”) a transaction statement (the “Schedule 13E-3”) under Section 13(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 of the Exchange Act and Optimal has filed with the SEC a solicitation/recommendation statement (the “Schedule 14D-9”) under Section 14(d)(4) of the Exchange Act and Rule 14d-9 of the Exchange Act. The Schedule 13E-3 and Schedule 14D-9 incorporate portions of this Directors’ Circular.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(8)	Notice of Change and Variation and Amended and Restated Offer to Purchase for Cash, dated May 6, 2010 (incorporated by reference to Exhibit (a)(1)(F) of Amendment No. 2 to Schedule TO filed by the Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi on May 6, 2010).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.

/s/ Neil Wechsler

By: Neil Wechsler
Title: Co-Chairman and Chief Executive Officer
Date: May 6, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Directors’ Circular, including the Fairness Opinion prepared by Genuity Capital Markets dated March 16, 2010. (1)

(a)(2)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(3)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(7)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010). (1)

(a)(8)	Notice of Change and Variation and Amended and Restated Offer to Purchase for Cash, dated May 6, 2010 (incorporated by reference to Exhibit (a)(1)(F) of Amendment No. 2 to Schedule TO filed by the Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi on May 6, 2010). (1)

(e)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(e)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010). (1)

(e)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(e)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(g)	Not applicable.

(1)	Previously filed.